FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EARNINGS

RELEASE

2Q23

July 26, 2023

PCAR
B3 LISTED NM

CBD
LISTED
NYSE

Conference call about the 2Q23 Earnings

Thursday

July 27, 2023

10:00 am (Brasília)

09:00 am (NY)

02:00 pm (London)

Portuguese (original language)
Videoconference: www.gpari.com.br

English (simultaneous translation)
Videoconference: www.gpari.com.br/en/

Replay: www.gpari.com.br

RELEASE OF EARNINGS

2Q23

São Paulo, July 26, 2023

GPA [B3: PCAR3; NYSE: CBD] announces the results for the 2nd quarter of 2023 (2Q23).

As a result of the process of discontinuing the activities of the Extra hypermarkets and Almacenes Éxito S.A. (“Éxito”), as disclosed in the material facts and notices to the market, the activities are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly, net sales, as well as other income and balance sheet lines, were retrospectively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

The following comments refer to the result of continued operations, unless otherwise indicated. Comparisons are for the same period in 2022, except where indicated. Results include the effects of IFRS 16/CPC 06 (R2), except where otherwise indicated.

New GPA Brazil(2) with strong double-digit growth and acceleration of market share gain. Pão de Açúcar banner reaches 8.6% increase in same-store sales

•	Gross revenue from operations reached R$5.1 billion, an increase of 14.7%;
o	Gross revenue (ex gas stations) totaled R$4.7 billion, an increase of 16.7%;
o	Same store sales (ex gas stations) increased by 6.4%, with emphasis on the Pão de Açúcar banner, which grew by 8.6%, with an improvement for the fifth consecutive quarter;
o	Constant market share gains since Sep/22 with acceleration after Mar/23, reaching an increase of 0.8 p.p in 2Q23 vs. self-service market.
•	Gross profit reached R$1.2 billion with margin of 24.8%, 0.4 p.p. higher than 1Q23;
•	Adjusted EBITDA(2) totaled R$299 million, with an EBITDA margin of 6.3%, 0.3 p.p. above 1Q23;
•	GPA Brazil's Operating Cash Generation reaches R$245 million, an increase of 48.4%;
•	Net debt reaches R$2.9 billion, down R$1.5 billion vs. 2Q22 and R$ 100 million vs. 1Q23. Cash position of R$3.2 billion, corresponding to 2.0x short-term debt.

(1) Operating income before interest, taxes, depreciation, and amortization adjusted by Other Operating Income and Expenses

(2) GPA Brazil, excludes impacts of the international perimeter (Cnova)

(3) Includes results from the discontinued operations of hypermarkets and Grupo Éxito (Colombia, Uruguay, and Argentina)

(4) Considers continued and discontinued operations

2

Grupo Éxito and status of the segregation transaction

•	As of 1Q23, after approval of the Level II Brazilian Depositary Receipts (“BDRs”) program, Grupo Éxito started to report its results separately from GPA to the CVM and through its investor relations website. The result for the 2Q23 will be released on July 31, 2023;
•	The operational preview for Grupo Éxito’s 2Q23, disclosed by material fact, can be accessed through the CVM portal or the company’s Investor Relations website;
•	On July 25, 2023, the segregation of the businesses of GPA and Grupo Éxito achieved another important milestone, with the declaration of effectiveness of the Éxito form 20-F by the U.S. Securities and Exchange Commission (“SEC”). As a result, Éxito becomes a public company in Colombia, Brazil and the United States;
•	The effective implementation of the segregation still depends on the completion of the authorization process by the Colombian regulatory bodies and subsequent communication with the effective date of distribution of Éxito shares, expected to occur in the middle of the third trimester of 2023.

3

Message from the CEO

Five quarters after the start of the turnaround plan, with emphasis on the six strategic pillars of the New GPA, we presented a positive evolution in our businesses in the second quarter, as a reflection of the decisions taken over the last few months. Despite the market consumption cooling scenario, same-store sales grew by 6.4%, with growth of 8.6% at Pão de Açúcar, leveraged by the strategy to increase penetration in the perishables category, as a result of the improved quality of the assortment with competitiveness.

After a series of adjustments carried out over the last few quarters, Pão de Açúcar is beginning to respond more consistently with its new value proposition. In this quarter, we captured new customers, including the growth of the Premium & Valuable customer base – which have higher frequency and monthly spending - by 10.3%, leveraged by the relaunch of the Pão de Açúcar Mais loyalty program.

We continue to expand our market share gains, a trend that has been evolving since September 2022, both in the self-service market and in the total market, which includes cash and carry formats. It was 0.8 p.p. of gain compared to 2Q22, with greater evolution in the premium format with the Pão de Açúcar banner.

We also continued to make progress in increasing the level of satisfaction of our customers, with an improvement of 15 points in the NPS compared to the same period last year, as a result of the strong work we have carried out to increase the availability of products in stores, with a reduction in stockout levels and the review of the assortment.

The expansion project is still in progress, focusing on the proximity format with Minuto Pão de Açúcar banner. We opened 23 stores in 2Q23, reaching 101 units inaugurated since the beginning of 2022. In Digital, we recorded a GMV increase of 9.8%, with the maintenance of the improvement in profitability of the online business.

We are very pleased with the customer's response and its consequent impact on the advancement of our results, which confirms our strategic orientation and the commitment of the entire team to carrying out consistent work, with focus and discipline. We know that we are on the right path, in the search for sustainable and profitable results.

Marcelo Pimentel
GPA CEO

4

Sales Performance

New GPA Brazil and Consolidated GPA

Acceleration of same-store sales of the Pão de Açúcar banner

(1) Revenues mainly from commercial centers rentals agreements, Stix Fidelidade, Cheftime and James Delivery

(2) To reflect the calendar effect, 30bps were added in 1Q23

Total consolidated GPA Brazil sales reached R$5.1 billion in 2Q23 and, excluding service stations, R$4.7 billion, resulting in a 16.7% growth, driven by the 19.6% growth of the Pão de Açúcar banner.

In the Pão de Açúcar banner, same-store sales growth reached 8.6% (vs. 7.5% in 1Q23) with improvement for the fifth consecutive quarter, mainly driven by the progress in the strategy to increase perishables penetration. The main highlights at the banner were the increases in the categories of fruits & vegetables and butchery after a series of adjustments over the last few quarters through the refresh project, which allowed the banner to offer a better quality of assortment with competitiveness. The share of perishables in the banner's revenue increased by 1.0 p.p. compared to the same period last year. This quarter also saw the completion of the assortment review initiated in 4Q22, a process that revised the banner's complete assortment in terms of SKUs, resulting in a reduction of approximately 10% in SKUs while promoting a reduction in inventory registered at Pão de Açúcar stores, even with the increase in sales. The project also involves the reclusterization of stores, a process that has already reached more than 60% of the stores and has shown significant improvements in stores already within the new concept, which now have an increase in the growth pace greater than the other stores, with greater gain in market share, and 2 p.p increase in premium customers greater than other stores.

In the mainstream banners, Mercado Extra and Compre Bem, same-store sales growth was 3.5%, with consistent growth of 7.1% in the Mercado Extra banner, offset by the reduction of the Compre Bem banner, the latter impacted by lower volumes after the commercial repositioning initiated in June 2022, with the objective of making the banner more profitable. The solid advance of Mercado Extra, with market share gain, occurs despite the environment of greater price competition with other stores and cooling/deflation in the price of basic products, demonstrating the advance of the banner's value proposition, with a double-digit increase in the perishable categories and improvement of 1.9 p.p. of its penetration in relation to revenue.

Aviso / Disclaimer: Statements contained in this release regarding the Company’s business outlook, projections of operating/financial profit and loss, the Company’s growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change

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In light of the Compre Bem banner's profitability recovery plan, we began the consolidation of mainstream value proposition by converting the Compre Bem stores into Mercado Extra. The pilot with the first 8 stores converted, out of a total of 30 stores, showed important advances in profitability and growth, and we expect to complete the conversions by the end of 3Q23. The stores are being converted with a low investment and support from the main suppliers, and they will benefit from the following themes that make up the value proposition of Mercado Extra:

•	Expansion of the assortment with products from the exclusive Qualitá brand, which represents up to 30% of the sales of Mercado Extra stores;
•	Measurement and daily monitoring of the NPS;
•	Extra Card with all its benefits, including 10% discounts on Qualitá products;
•	Clube Extra application that allows the use of Meu Desconto to activate personalized offers;
•	Accumulation and Redemption of the STIX loyalty program;
•	New internal and external visual communication;
•	New layout following the Extra Mercado model.

It is important to point out that these initiatives are crucial for the brand's customer loyalty and profitability strategy, increasing frequency and monthly expenses. As a follow-up to the process of improving the format's value proposition, after completing the assortment review at the Pão de Açúcar banner, the Mercado Extra stores will undergo the same project, with potential acceleration of sales as well as improvement in inventory turnover.

In the Proximity format, we have a strong growth of 15.5% when compared to 2Q22, leveraged by the good performance of the new stores in the expansion plan. In the same-store comparison, we presented a solid increase of 5.8%, even when compared to the strong base that was presented in 2Q22, confirming a significant market share gain in comparison with small supermarkets in the state of São Paulo, a segment that, according to data from consultancy Nielsen, showed a regression in 2Q23. An important factor in maintaining the banner's growth was the acceleration of sales in the perishables category, which increased its share by 2.2 p.p., after assortment adjustments were made. The proximity banners will also benefit from the complete assortment review, as was carried out at Pão de Açúcar, which will allow for a significant improvement in the assertiveness of the product offered to the customer. The proximity format is in a good position, with progress in organic expansion and a differentiated value proposition, to further accelerate its growth with the improvement of market conditions.

In Gas Stations, we see an acceleration in volume, with growth of 25% (compared to 18% in 1Q23), but still impacted by the 24% decrease in the average price, resulting in a same-store sales decrease of 3.5%.

Market share acceleration in all formats

GPA continues in the market share gain trend since September 2022

As a result of the advances made in the six strategic pillars: (i) top line; (ii) NPS; (iii) digital; (iv) expansion; (v) profitability; and (vi) ESG & culture, we have increasingly resumed the protagonism of our banners with the growing recognition of customers in relation to our value proposition. This recognition has resulted in a continuous gain in market share since September 2022 in relation to the self-service market, and as of March 2023 we have seen an acceleration of these gains and evolution of our market share also in the market including the cash and carry format.

In 2Q23, we grew 0.8 p.p. compared to 2Q22, an increase of 0.4 p.p. compared to 1Q23, according to data from Nielsen consulting.

The premium format, with the Pão de Açúcar banner, was responsible for the highest evolution with 0.5 p.p. vs the self-service market and 1.9 p.p vs. the premium market. The mainstream format, increased by 0.3 p.p vs. the self-service market. The evolution of both formats occurs mainly in the perishables categories with the capture of new customers and growth of the Premium & Valuables customer base.

6

The proximity format, with the Minuto Pão de Açúcar and Mini Extra banners, has shown important advances in gaining market share compared to small supermarkets, with a gain of 2.6 p.p. vs. 2Q22 and 0.3 p.p. vs. 1Q23, reinforcing the strength and success of the business model in the market.

Expansion: 101 stores already opened since the beginning of 2022

Strong incremental sales contributing more than 10 p.p. in sales growth

The focus of our expansion project is the proximity format with the Minuto Pão de Açúcar banner, which already has a mature format and with greater capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and the metropolitan region. They are high quality spots, with rapid maturation and performance, in addition to being focused on the A/B public.

In 2Q23, we opened 23 stores, 20 of which in the Minuto Pão de Açúcar format and 3 in the Mini Extra format. As a result, we accumulated 29 new stores in 6M23.

The Expansion project already has 101 stores opened since the beginning of 2022. The new stores contributed with R$ 1.7 billion in incremental sales in the same period, of which R$ 509 million in 2Q23.

E-commerce with growth acceleration

GMV increase of 9.8% with R$ 453 million in 2Q23

In 2Q23, we reached an increase of 9.8% in e-commerce revenue and maintained the continuous improvement in the profitability of this model, 230 bps of improvement in the expenses efficiency when compared to 1Q23 and 580 bps when compared to 2Q22. The e-commerce profitability improvement process involved the closure of the James marketplace operation (4Q22), the reduction of unprofitable marketplace sellers (1Q23) and the phase out of sales through the Distribution Center (2Q23).

Sales growth comes largely from partnerships (3P) where we are sales leaders on the Ifood, Rappi and Mercado Livre platforms. The 1P sales, through our own apps, also presented important advancements with the improvements implemented in the Pão de Açúcar Mais app, which resulted in an increase of the number of visits by 65% vs. 2Q22 and 29% vs. 1Q22.

Customers & NPS: Noticeable improvement in customer satisfaction

Greater customer satisfaction translates into greater flow

2Q23 was fundamental for GPA to get closer to its customers basis through continuous improvement in delivering the value proposition of the banners. After investments made in store experience and training, we saw continued improvement in NPS, which evolved 15 points compared to the same period in 2022 and 3 points vs. 1Q23, with highlights for:

a)	Increase in the availability of products in the store, which reached historic levels along with the implementation of the assortment review project;
b)	Improvement of service level in stores, supported by personnel training at all banners;

7

c)	Strong performance of Mini Extra and Mercado Extra compared to 1Q23, improving product price perception and customer queue time. The Mini Extra banner grew by 9 points while Mercado Extra grew by 5 points, both compared to 1Q23.

As a result of improved service level, both in the store and in the after-sales channels, GPA was awarded in two categories, E-Commerce Retail and Loyalty Programs, of the Modern Consumer Award for Excellence in Customer Services.

Within the Pão de Açúcar brand, a new partnership with the Masterchef program was announced, a program with high exposure and cohesion with the Brand's value proposition. During the programs, we see significant increases in purchases made in e-commerce, demonstrating that there is immediate capture of this partnership in addition to the value attributed to the brand. Inside the store, we also returned with the Pão de Açúcar Experience, promoting weekly events in stores to bring customers closer together. This investment in the brand supports the growth of active customers, which in 2Q23 grows 12.5% when compared to the same period of 2022 (compared to the 11.3% growth in 1Q23).

There was also the relaunch of Programa Mais, the first food retail loyalty program, created more than two decades ago. Now the program has loyalty tiers to promote relationships with your most valuable customers. With the reformulation of the program, Pão de Açúcar launches the Cliente Mais Gold and Cliente Mais Black, segmenting its clients according to levels of frequency and volume of purchases, offering exclusive benefits, in an initiative aligned with the desires of these clients according to surveys carried out. The numbers of Premium & Valuable customers are leveraged by the new program, with a growth of 10.3%, an acceleration when compared to the growth of 4.7% in 1Q23.

The Pão de Açúcar Mais App also evolved in 2Q23 to have a page dedicated to our customer loyalty programs. On this page, customers can check their level in Programa Mais, their accumulated STIX and their Pão de Açúcar credit card points balance, viewing all their benefits in one place.

8

Financial Performance

New GPA Brazil ¹

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation and amortization adjusted by Other Operating Income and Expenses and excludes impacts from the international perimeter (Cnova)

Gross Profit of the New GPA Brazil totaled R$1.2 billion in 2Q23, with a margin of 24.8%, showing an improvement of 0.4 p.p. and 2.2 p.p. compared to 1Q23 and 4Q22, respectively. The continuous evolution of Gross Profit is mainly the result of advances in the strategic pillars with:

•	Volume recovery of the premium format, through increased penetration of perishables
•	Assortment review completed at the Pão de Açúcar banner
•	Improved commercial negotiations,
•	Reduction of breakage even with a greater share of perishables.

Compared to 2Q22, the gross margin still decreased by 1.8 p.p. explained, mainly, by the adjustments resulting from the repositioning of banners and formats throughout the second half of 2022, which begin to show effective results from 1Q23 onwards.

Selling, General and Administrative Expenses totaled R$926 million in the quarter, showing a dilution of 0.6 p.p. in relation to net revenue when compared to 2Q22. This dilution is concentrated in the line of general and administrative expenses, which presented a reduction of 7.5% in the comparison with the previous year, with the restructuring carried out at the headquarters after the transaction of the hypermarkets business and in efficiencies captured in operating expenses.

9

The Equity Income of New GPA Brazil totaled R$15 million in 2Q23, an increase of 56.1%, reflecting the growth in revenue from FIC's operations in the period.

As a result of the effects mentioned above, Adjusted EBITDA for New GPA Brazil was R$299 million and adjusted EBITDA margin was 6.3%, an improvement of 0.3 p.p. vs. 1Q23. Compared to 2Q22, the adjusted EBITDA margin was 1.1 p.p. lower, mitigating part of the reduction in gross margin with the improvement in SG&A efficiency as explained above.

As part of the margin recovery process, it is important to highlight that we made important advances throughout the quarter in comparison, with emphasis on: (i) continuous improvement in the share of perishables in all banners; (ii) improvement in breakage; (iii) consistent improvement in sales with greater dilution of fixed costs; and (v) continued reduction in General and Administrative expenses.

For the coming quarters, we will continue to make progress: (i) negotiating commercial aspects with our suppliers; (ii) the completion of projects that will impact the rebalancing of categories in light of GPA's new value proposition; (iii) the capture of project-based cost savings with redeployment of the Zero Base Budget methodology; and (iv) in the improvement of promotional balance with the growing perception of the new value proposition of the banners by customers.

OTHER CONSOLIDATED OPERATING INCOME AND EXPENSES

In the quarter, Other Income and Expenses reached R$ 25 million, mainly impacted by labor contingencies in the continued perimeter.

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CONSOLIDATED NET FINANCIAL RESULT

GPA's net financial result totaled R$(226) million in the quarter, representing -4.7% of net revenue. Considering the interest on the leasing liability, the amount reached R$(338) million, equivalent to -7.1% of net revenue. It should be noted that 2Q22 was impacted by approximately R$106 million, from the monetary restatement of receivables related to the sale of Extra Hiper.

The main highlights of the financial result for the quarter were:

•	Financial income reached R$82 million vs. 131 million in 2Q22, down R$49 million. Excluding the non-recurring financial income in 2Q22, related to the monetary restatement of the sale of hypermarkets, we would have a positive variation of R$ 57 million compared to the same quarter of the previous year. This variation is mainly due to the higher remuneration of cash related to the increase in interest rates in the period and the higher level of average cash in the period.

•	Financial expenses including prepayment of receivables amounted to R$(308) million vs. R$(292) million in the same period of the previous year. This increase is mainly related to the higher volume of prepaid receivables.

CONSOLIDATED CASH FLOW CONTINUED OPERATIONS

In 2Q23, we reached R$ 245 million in operating cash generation in the continued perimeter, 48.3% above 2Q22. In terms of cash flow from investments, we had a positive impact with the sale of 11 stores under the sales and leaseback modality and a smaller impact from investments in CAPEX. Of the total R$330 million in sales and leaseback, R$140 million were received in 2Q23 and R$190 million will impact 3Q23. Financing cash flow consumed R$202 million, mainly impacted by the payment of interest on debts. Finally, we had a cash generation of R$ 100 million in the quarter.

11

NET DEBT CONSOLIDATED CONTINUED OPERATIONS

It should be noted that GPA's consolidated net debt considers, in both periods, operations in Brazil,

therefore, excluding Grupo Éxito's operations which are considered discontinued operations.

Net debt, including unpaid receivables, reached R$(2.9) billion, down R$100 million vs. 1Q23 and R$1.5 billion vs. the same period of the previous year. At the end of 2Q23, GPA had a strong cash position of R$3.2 billion, equivalent to 2.0x the Company's short-term debt, in line with its financial deleveraging strategy.

INVESTMENTS

In the year, Capex totaled R$ 363 million, a 22.4% reduction compared to the previous year, with most of the reduction in Renovations, Conversions and Maintenance, which in 2022 showed a higher concentration of investments in store renovations Pão de Açúcar for the G7 concept and conversions of hypermarkets into supermarkets. Among the main lines of investment, we only see growth vs. 2022 in the store opening line, due to the acceleration of the expansion plan.

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ESG AT GPA

Agenda with and for society and the environment

Based on our sustainability strategy and GPA's pillars of action, the main highlights of 2Q23 are as follows:

1.	Promotion of diversity and inclusion: We reached 40% of women in leadership positions (management and above), compared to 37% in 2Q22, anticipating the established target of 40% by 2025. This result reflects a series of actions taken, among which we highlight: development programs for female leadership and the mandatory presence of at least one female candidate as a finalist in the recruitment and selection processes. In view of this evolution, and for the second consecutive year, GPA is included in the Bloomberg Gender Equality Index, among 484 global companies, being the only retailer in Brazil selected.

Keeping our commitment to respect and promote LGBTQIA+ rights, with guidelines supported by GPA's Diversity, Inclusion and Human Rights Policy, we were classified in the 2nd edition of the Human Rights Campaign Foundation survey, which recognized 57 companies as the best for LGBTQIA+ people to work in Brazil.

2.	Combating climate change: we presented a reduction of 5.5% in our scopes 1 and 2 emissions compared to the same period of the previous year. This result reflects investments in projects to replace gases and retrofit the machine rooms in the most offending stores. We also inaugurated 9 recycling stations, totaling 95 stations with this service in Pão de Açúcar stores. It should be noted that GPA is one of the pioneers in the implementation of recycling stations, with the view that offering points for the voluntary delivery of recyclable waste, accessible to the population, is essential to encourage conscientious consumption and disposal.

3.	Transformation in the value chain: We launched the new line of Qualitá special beef, our Exclusive Brand, with different meat options and cuts. Within the process of developing new products for Exclusive Brands, we take into account not only quality and price, but also respect for socio-environmental criteria. In this way, this line complies with the traceability process of our Quality from Origin Program with 100% traceability and observes all the quality and safety standards of our foods. We currently have more than 5,300 Exclusive Label products in various categories.

4.	Social impact and promotion of opportunities: More than 751,000 meals were complemented from the donation of fruits and vegetables that are not aesthetically attractive for sale, but in conditions of consumption, to food banks and partner social organizations through the Partnership Against Waste Program, which exists since 1995 in our operations. We started Campanha do Agasalho in partnership with the Salvation Army and, so far, more than 19,000 pieces, including blankets and clothes, have been collected and distributed. In addition, in June of this year, the Social Product Biscuit de polvilho Qualitá - Gerando Falcões, which allocates 100% of the profit obtained to the organization's educational programs, was the winner in the 'All Year' category in the 2nd Edition MOL Guide.

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5.	Commitment to Ethics and Transparency: Our 2022 Annual and Sustainability Report was published detailing the main highlights of our initiatives, evolution of our ESG commitments and future perspectives, and can be found in the following link: www.gpari.com.br/en/

BREAKDOWN OF STORE CHANGES BY BANNERS

In 2Q23, we opened 23 new stores, of which: 20 new Minuto Pão de Açúcar stores and 3 new Mini Extra stores, continuing our expansion plan. Within the mainstream model, we had the conversion of 4 Compre Bem stores to Mercado Extra in search of a better positioning in the regions where the stores are located.

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

16

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

17

INCOME STATEMENT – 2ND QUARTER OF 2023

(R$ Million)	Consolidated		
	2Q23	2Q22	Δ
Gross Revenue	**5,062**	**4,415**	**14.7%**
Net Revenue	**4,755**	**4,188**	**13.5%**
Cost of Goods Sold	**(3,545)**	**(3,048)**	**16.3%**
Depreciation (Logistics)	(29)	(25)	16.0%
Gross Profit	**1,181**	**1,115**	**5.9%**
Selling Expenses	(793)	(697)	13.8%
General and Administrative Expenses	(133)	(144)	-7.5%
Selling, General and Adm. Expenses	**(926)**	**(841)**	**10.1%**
Equity Income	(26)	(59)	-55.4%
Other Operating Revenue (Expenses)	(25)	(49)	-49.6%
Depreciation and Amortization	(255)	(218)	16.8%
Earnings before interest and Taxes - EBIT	**(51)**	**-53**	**-3.0%**
Financial Revenue	80	143	-43.7%
Financial Expenses	(418)	(396)	5.6%
Net Financial Result	**(338)**	**(253)**	**33.4%**
Income (Loss) Before Income Tax	**(389)**	**(306)**	**27.1%**
Income Tax	67	94	-28.3%
Net Income (Loss) Company - continuing operations	(322)	(212)	51.6%
Net Result from discontinued operations	(31)	88	-134.8%
Net Income (Loss) - Consolidated Company	**(353)**	**(124)**	**NA**
Net Income (Loss) - Controlling Shareholders - continuing operations	**(330)**	**(213)**	**54.6%**
Net Income (Loss) - Controlling Shareholders - discontinued operations	(96)	41	-335.7%
Net Income (Loss) - Consolidated Controlling Shareholders	**(425)**	**(172)**	**NA**
Minority Interest - Non-controlling - continuing operations	8	1	NA
Minority Interest - Non-controlling - discontinued operations	65	48	37.3%
Minority Interest - Non-controlling - Consolidated	**73**	**48**	**50.7%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**232**	**190**	**22.2%**
Adjusted EBITDA[1]	**257**	**239**	**7.4%**

% of Net Revenue	Consolidated	
	2Q23	2Q22
Gross Profit	**24.8%**	**26.6%**
Selling Expenses	-16.7%	-16.6%
General and Administrative Expenses	-2.8%	-3.4%
Selling, General and Adm. Expenses	**-19.5%**	**-20.1%**
Equity Income	-0.6%	-1.4%
Other Operating Revenue (Expenses)	-0.5%	-1.2%
Depreciation and Amortization	-5.4%	-5.2%
Earnings before interest and Taxes - EBIT	**-1.1%**	**-1.3%**
Net Financial Result	**-7.1%**	**-6.1%**
Income (Loss) Before Income Tax	**-8.2%**	**-7.3%**
Income Tax	1.4%	2.2%
Net Income (Loss) Company - continuing operations	-6.8%	-5.1%
Net Income (Loss) - Consolidated Company	**-7.4%**	**-3.0%**
Net Income (Loss) - Controlling Shareholders - continuing operations	-6.9%	-5.1%
Net Income (Loss) - Consolidated Controlling Shareholders	**-8.9%**	**-4.1%**
Minority Interest - Non-controlling - continuing operations	0.2%	0.0%
Minority Interest - Non-controlling - Consolidated	**1.5%**	**1.2%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**4.9%**	**4.5%**
Adjusted EBITDA[1]	**5.4%**	**5.7%**

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

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CASH FLOW – CONSOLIDATED

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 26, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.